October 1, 2018

Allan Jones
President
Emaginos, Inc.
13428 Maxella Avenue, #144
Marina Del Rey, CA 90292

       Re: Emaginos, Inc.
           Current Report on Form 8-K
           Filed September 26, 2018
           File No. 000-55736

Dear Mr. Jones:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed September 26, 2018

General

1. We note that JPizars is not currently registered with the PCAOB. As such, you may not include an audit report or consent from this firm in your filings until their registration process is complete. Please amend your Form 8-K filed on September 26, 2018, to include financial statements for Emaginos, Inc. that have been audited by a PCAOB registered firm. In addition, the audit should be conducted in accordance with the standards of the PCAOB, and the report should comply with the updated PCAOB auditor reporting standard as outlined in AS 3101.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Allan Jones
Emaginos, Inc.
October 1, 2018
Page 2

      Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence,
Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                          Sincerely,

FirstName LastNameAllan Jones                             Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameEmaginos, Inc.
                                                          and Services
October 1, 2018 Page 2
cc:       Lee Cassidy
FirstName LastName